Exhibit 12.3
TEXAS-NEW MEXICO POWER COMPANY
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Three Months Ended	Year Ended December 31,
	March 31, 2012	2011		2010	2009	2008	2007
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$6,540	$27,914		$28,632	$25,609	$17,861	$23,523
Amortization of debt premium, discount and expenses	659	1,679		2,683	3,355	1,504	1,925
Estimated interest factor of lease rental charges	303	1,202		1,246	831	571	844

Total Fixed Charges	$7,502	$30,795		$32,561	$29,795	$19,936	$26,292

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes	$4,799	$36,138		$26,026	$20,151	$2,335	$29,055
Fixed charges as above	7,502	30,795		32,561	29,795	19,936	26,292
Interest capitalized	(101)	(593)		(158)	(1,144)	(1,025)	(332)

Earnings Available for Fixed Charges	$12,200	$66,340		$58,429	$48,802	$21,246	$55,015

Ratio of Earnings to Fixed Charges	1.63	2.15	[1]	1.79	1.64	1.07	2.09

[1] Earnings from continuing operations before income taxes for the year ended December 31, 2011 includes a pre-tax loss of $3.9 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.28.